UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
____________________

SCHEDULE 14D-9

Solicitation/Recommendation Statement under Section 14(d)(4)
of the Securities Exchange Act of 1934

(Amendment No. 2)
____________________

NATROL, INC.
(Name of Subject Company)
____________________

NATROL, INC.
(Names of Person(s) Filing Statement)
____________________

Common Stock, $0.01 par value
(Title of Class of Securities)

638789107
(CUSIP Number of Class of Securities)
____________________

Steven S. Spitz
Vice President and General Counsel
Natrol, Inc.
21411 Prairie Street
Chatsworth, California 91311
(818) 739-6000
(Name, Address, and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of the Person(s) Filing Statement)
____________________

With copies to:

Clifford E. Neimeth, Esq.
Greenberg Traurig, LLP
The MetLife Building
200 Park Avenue
New York, New York 10166
(212) 801-9200

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     This Amendment No. 2 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed on November 27, 2007, as amended on December 13, 2007 (the “Statement”), by Natrol, Inc., a Delaware corporation (the “Company”). The Statement relates to the cash tender offer by Nutra Acquisition Company, Inc., a Delaware corporation (“Purchaser”) and an indirect subsidiary of Plethico Pharmaceuticals Limited, a public limited company incorporated under the laws of India (“Parent”), disclosed in Parent’s and Purchaser’s Tender Offer Statement on Schedule TO, dated November 27, 2007, as amended (the “Schedule TO”), filed with the Securities and Exchange Commission, to purchase all of the outstanding shares of Common Stock of the Company at $4.40 per share, net to the seller in cash, without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated November 27, 2007 (the “Offer to Purchase”) and the related Letter of Transmittal (which, together with any amendments or supplements thereto, constitute the “Offer”). Copies of the Offer to Purchase and the Letter of Transmittal are filed as Exhibits (a)(1)(i) and (a)(1)(ii) thereto and are incorporated herein by reference. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Statement. Except as otherwise set forth below, the information set forth in the Statement remains unchanged and is incorporated by reference as relevant to the items in this Amendment.

Item 8.  Additional Information

Item 8 is hereby amended and supplemented by adding the following text to the end of Item 8:

(i) Consummation of Offer; Completion of Merger.

     The Offer expired by its terms and was successfully completed at 5:00 p.m., New York City time, on Thursday, December 27, 2007. Upon expiration of the Offer, Purchaser accepted for payment in accordance with the terms of the Offer all shares of Common Stock that were validly tendered and not withdrawn prior to expiration of the Offer, and payment for such shares of Common Stock will be made promptly, in accordance with the terms of the Offer and as required by applicable law. Purchaser has advised the Company that, based upon information obtained by Purchaser from the depositary for the Offer, as of the expiration of the Offer, a total of 13,108,619 shares of Common Stock, which in the aggregate represented approximately 91.9% of the then outstanding shares of Common Stock, were validly tendered and not withdrawn prior to the expiration of the Offer, and an additional 63,245 shares of Common Stock were tendered by notice of guaranteed delivery.

     On December 27, 2007, Plethico assigned all of its interest in Purchaser to M/s Plethico Global Holdings B.V., a subsidiary of Parent (“Plethico Global”). The business address of Plethico Global is Hobbarmastraat 14, 1071 ZB, Amsterdam, The Netherlands. As a result of such assignment, Purchaser became a direct wholly owned subsidiary of Plethico Global. Plethico Global is organized under the laws of The Netherlands.

     Following the acceptance for payment by Purchaser of shares of Common Stock pursuant to the Offer, on December 28, 2007 (the “Effective Time”), the acquisition of the Company by Parent was completed by means of a “short-form” merger of Purchaser with and into the Company, with the Company continuing its corporate existence under the name “Natrol, Inc.” as the Surviving Corporation and a wholly owned subsidiary of Plethico Global, in accordance with applicable provisions of Delaware law that authorize the completion of such a merger without a vote of the Company’s stockholders.

     In the Merger, at the Effective Time, each share of Common Stock issued and outstanding immediately prior to the Effective Time (other than shares of Common Stock owned by the Company or any direct or indirect subsidiary of the Company and except for shares of Common Stock owned by Parent, Purchaser, or any subsidiary of Parent or Purchaser or held in the treasury of the Company) was canceled and converted into the right to receive the Offer Price, without interest and less any applicable withholding taxes, subject to the rights of holders thereof to seek appraisal of the “fair value” of their shares of Common Stock by following the procedures required by Section 262 of the DGCL. The amount of consideration and source of funds used by the Purchaser to acquire the Company’s outstanding shares of Common Stock is described in Item 7 of the Purchaser’s Schedule TO and related Offer to Purchase, dated November 27, 2007, as amended, which description is incorporated herein by reference.

     Pursuant to the Merger Agreement, at the Effective Time, the directors and officers of Purchaser immediately prior thereto became the directors and officers, respectively, of the Surviving Corporation, in each case until their successors are duly elected or appointed and qualified. The information regarding the new directors of the Surviving Corporation (Shashikant Patel, Rajiv Bedi, Hemant Modi, Sanjay Pai and Manmohan A. Patel) set forth in the Offer to Purchase, dated November 27, 2007, as amended, attached as Schedule A to the Schedule TO filed by Parent and the Purchaser on November 27, 2007, and in the Section 14(f) Information Statement of the Company attached as Annex B to the Statement, as amended, is incorporated herein by reference.

     On December 28, 2007, Parent issued a press release announcing the expiration of the Offer and the results thereof, that it had accepted for payment in accordance with the terms of the Offer all shares of Common Stock that were validly tendered and not withdrawn prior to the expiration of the Offer and that it had completed the Merger. On December 28, 2007, the Company also issued a press release regarding the foregoing. A copy of each such press release is filed herewith as Exhibit (a)(5)(D) and Exhibit (a)(5)(E), respectively, and is incorporated herein by reference.

Item 9.  Exhibits.

Item 9 is hereby amended and supplemented by adding the following additional exhibits thereto:

Exhibit No.	Description

(a)(5)(D)	Press release issued by Parent on December 28, 2007 (incorporated by reference to Exhibit (a)(1)(J) to the Schedule TO).
(a)(5)(E)	Press release issued by the Company on December 28, 2007.

Annex B Information Statement of the Company dated November 27, 2007

Annex B is hereby amended and supplemented by adding the following text to the end of the section titled “Current Board of Directors”:

PARENT DESIGNEES

     Pursuant to the Merger Agreement, at the Effective Time, the directors and officers of Purchaser immediately prior thereto became the directors and officers, respectively, of the Surviving Corporation, in each case until their successors are duly elected or appointed and qualified. Accordingly, effective December 28, 2007, the directors of the Surviving Corporation are Shashikant Patel, Rajiv Bedi, Hemant Modi, Sanjay Pai and Manmohan A. Patel, and each shall serve as directors of the Company until their successors are duly elected and qualified. Company directors Elliott Balbert, Wayne M. Bos, Dennis W. DeConcini, Joel A. Katz, Ralph R. Simon, Thomas L. Doorley, III and James R. Peters resigned from the board of directors of the Company effective December 28, 2007.

SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

NATROL, INC.

By:	/s/ Dennis R. Jolicoeur
Name:	Dennis R. Jolicoeur
Title:	Chief Financial Officer, Treasurer and Executive Vice
President

Dated: December 28, 2007